Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual Meeting of Shareholders

TORONTO, April 20, 2022 – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders held earlier today.

Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG LLP as its outside auditors and the election of all director nominees. A total of 108,640,213 Class A Voting shares representing 97.74% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the election of directors.

Director	Results	% of Shares Voted For	% of Shares Voted Withhold

Jack L. Cockwell	Elected	99.990%	0.010%

Michael J. Cooper	Elected	99.968%	0.032%

Ivan Fecan	Elected	99.990%	0.010%

Robert J. Gemmell	Elected	99.983%	0.017%

Alan D. Horn	Elected	99.976%	0.024%

Jan L. Innes	Elected	99.992%	0.008%

John (Jake) C. Kerr	Elected	99.960%	0.040%

Dr. Mohamed Lachemi	Elected	99.994%	0.006%

Philip B. Lind	Elected	99.974%	0.026%

David A. Robinson	Elected	99.978%	0.022%

Edward S. Rogers	Elected	99.967%	0.033%

Loretta A. Rogers	Elected	99.980%	0.020%

Martha L. Rogers	Elected	99.979%	0.021%

Melinda M. Rogers-Hixon	Elected	99.979%	0.021%

Tony Staffieri	Elected	99.974%	0.026%

A total of 108,668,529 Class A Voting shares representing 97.76% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the appointment of auditors.

Auditors	Results	% of Shares Voted For	% of Shares Voted Withhold
KPMG LLP	Appointed	99.995%	0.005%

For director biographies, please visit https://investors.rogers.com/corporate-governance/board-of-directors/.

About the Company:

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations, 1-(844)-801-4792, investor.relations@rci.rogers.com